

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Chi Ming Lam
Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

> **Re: Ming Shing Group Holdings Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 28, 2024**
> **File No. 333-272861**

Dear Chi Ming Lam:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Cover page

1. We note that no sales of the shares covered by the resale prospectus shall occur until the ordinary shares sold in your IPO begin trading on the Nasdaq. However, we note your disclosure that the "resale of shares by the selling shareholder will occur at a fixed price of $[*] per share until [y]our ordinary shares are listed on Nasdaq." We also note that the Selling Shareholder Plan of Distribution in the resale prospectus states that the resales may be at "fixed or negotiated" prices without reference to the Nasdaq listing. Please revise to reconcile these discrepancies and include clear disclosure of when shares covered by the resale prospectus may be sold and the fixed price at which they will be sold, and whether the shares will be sold at prevailing market prices or privately negotiated prices after the shares are listed on Nasdaq.

Summary
Our Corporate Structure
Post-Offering (assuming the Selling Shareholder disposed the entire 625,000 Ordinary Shares . . . , page 9

2.   We note Chi Ming Lam currently owns 11,250,000 ordinary shares and intends to resell 625,000. However, the charts on pages 9 and Alt-9 show an increase in the number of shares held by Mr. Lam after the IPO and the resale to 11,875,000 despite the resale. In disregard, we note your disclosure on page Alt-16 that Mr. Lam will own 10,625,000 ordinary shares after the resale offering. Please revise or advise.

General

3.   We note that the back cover page of your primary offering prospectus shows the logos for Pacific Century Securities, LLC and Revere Securities, LLC, but that only Revere Securities is identified as your underwriter elsewhere in the filing. Please revise to clarify the role of Pacific Century Securities, LLC in connection with the offering. Please also revise to reference the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K and Securities Act Rule 174.

 Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel D. Nauth, Esq.